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Zelie Beans
COFFEE

Zelie Beans Coffee

Getting Zelie Beans out on our own!

Families helping families through speciality coffee.

Sugar Land, TX

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Zelie Beans Coffee is a specialty coffee roasting business sourcing high quality, ethically sourced coffee beans. We source our beans from family owned farms and believe in treating every person along the coffee chain, from soil to cup, as a human. Our mission is "Families helping families through specialty coffee."

Zelie Beans Coffee sources its coffee ethically, focusing on family owned farms in countries such as Colombia, El Salvador, Guatemala, Costa Rica, Honduras, Nicaragua, Kenya, and Ethiopia. We ensure that growers receive a fair price for their coffee, which allows them to reinvest into their farms and families. We determine the best possible roasting profile to bring out all the amazing natural flavors of that coffee. We then sell direct-to-consumer via our website, subscription service and wholesale.

Here at Zelie Beans Coffee, we hope to provide our coffee knowledge to the public and for our message to resonate with the socially conscious coffee consumer, and make us a staple in households, coffee shops, restaurants, hotels, and churches. We hope to help the average customer become actively committed to our brand, and to help us get Zelie Beans out on their own.

Community Impact

- Food and Agriculture
- Sustainability
- Education
- Community Building

Key Facts
Our founder/roaster started roasting in seminary while studying to be a priest.
Our mission is the center of every decision that we make. Including what to use as stir-sticks in our coffee.
Keyna AA was the coffee that started this journey for Joseph, the founder/roaster.
Zelie Beans Coffee plans on creating a environment similar to craft breweries for weekend tours and events.

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Opportunity

Normal B I U S A Raw Div

There is a problem with how the average person gets their coffee!

WHAT'S IN HERE MATTERS
ZELIE BEANS COFFEE

Simply put, the coffee they are getting is causing families to suffer because they are not being paid fair wages for their coffee. I believe the average coffee drinker would care about those families and would want them to receive fair wages. However, even if they know about this

average coffee drinker would care about those families and would want them to receive fair wages. However, even if they know about this problem, they don't know what they can do.

That is where we come in!



Zelie Beans Coffee, with its mission of "Families helping families through specialty coffee," is here to sell amazing coffee! We fulfill our mission by sharing the stories of the family coffee producers with the average coffee drinker. We will only source coffee from family owned and operated farms. We will only buy it if we know that the farmers are receiving the help they need to continue to grow and become more financially stable. We will then share who they are to the Zelie Beans Coffee drinkers.

This is ambitious! This is crazy!

But I know that it will work and that deep down we all want to participate in helping each other, and this is one fairly easy way to do that, drink coffee that you know is making a difference in the world. Not by handouts, or charity, or other schemes, but by simply sharing with and encouraging the coffee drinkers of America to buy high quality coffee, probably pay a little bit more, and learn about those that work very hard to bring that cup of coffee to life!



Finca El Durazno in Honduras

Since I have started Zelie Beans Coffee I have worked with 8 local coffee shops and 2 restaurants. During the Coronavirus pandemic, I experienced 6x online growth in sales between February and April. Subscription sales have increased by 55% in that same time.

I expect to be at $500,000 in revenue by the end of 2023. I expect to get there with strong online sales direct to consumers and with a conservative estimate of 15 cafe/coffee shop wholesale partners and 12 restaurant wholesale partners.

The funds raised from this campaign will be used to:
- Make final Payment of new coffee roaster
- Installing new roaster
- Sourcing and purchasing new green coffees (From family producers/growers of course)
- pay for buildout expenses in new leased space
- Purchase quality control equipment
- cash flow needs



Don Luis of Pachup Microlot, Guatemala



Doña Francesca of Pachup Microlot, Guatemala

Since starting this business we have experience numerous stories about regular coffee drinkers (men and women that are willing to drink whatever is immediately available, people that would have considered paying $3 or more for a cup of regular coffee as outrageous) who after learning about this problem buy one or two bags of our coffee. They go through this coffee and end up buying their next bag at the grocery store. As soon as they take their first sip of the grocery store coffee, they go onto the Zelie Beans Coffee website to order more coffee. They do this because they have experienced the difference in knowing where the coffee is coming from and that it is cared for from seed to their hands.



Thank you for reading! Invest in me, my business, but most importantly invest in our Vision and Mission! Your investment will make this mission take off even more than if I was doing it all by myself!

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Additional Terms (SEC Filing)

$100
Minimum Investment

1.55x
Payback Multiple

8.5%
Revenue Share ⓘ

Annually
Payment Frequency

6 years
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Benefits & Perks

$250

Welcome to the Family

1. **Sticker Pack** You will receive a collection of Stickers to show your love and support of Zelie Beans Coffee!

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$500
Only 50 Packages Offered

Take the shirt off my back

1. **Sticker Pack** You will receive a collection of Stickers to show your love and support of Zelie Beans Coffee!
2. **Zelie Beans Coffee T-shirt** Beautiful t-shirt with our mission front and center!

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$1,000
Only 50 Packages Offered

Sit and stay a while

1. **Sticker Pack** You will receive a collection of Stickers to show your love and support of Zelie Beans Coffee!
2. **Zelie Beans Coffee T-shirt** Beautiful t-shirt with our mission front and center!
3. **MiiR Tumbler** Unique tumbler by Miir with our logo and Mission front and center!

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$3,000
Only 25 Packages Offered

We're in this together

1. **A month's supply of Coffee** You will receive four 12oz bags of freshly roasted coffee.
2. **Sticker Pack** You will receive a collection of Stickers to show your love and support of Zelie Beans Coffee!
3. **Zelie Beans Coffee T-shirt** Beautiful t-shirt with our mission front and center!
4. **MiiR Tumbler** Unique tumbler by Miir with our logo and Mission front and center!

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Our Team

Joseph Mastrangelo OWNER

OWNER/ROASTER

Joseph Mastrangelo comes with vast experience working in churches in developing volunteer teams along with vision and mission launching in various ministries.

Joseph started the Zelie Beans Coffee and he roasts the coffee, develops relationships with owners of coffee shops and restaurants, packages the coffee, keep up with the social media, and anything else that is needed he takes care of it.

He does this not only as a business owner but also as a servant to the producers of the coffees and the consumers. He sees every aspect of the business as a reflection of his care of the coffee and the needs of both the producer and the consumer.

Our Milestones

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2018

Coffee Education Journey Begins
First SCA Roasting class
Jul 28th

Start Selling
First time offering my coffee for sale! I was blown away by the response.
Aug 2nd

Founding
LLC created and Founded
Aug 21st

2019

Zelie Beans Coffee Full Time
Started working on Zelie Beans Coffee full time.
Jun 27th

2020

Made the down payment for our own IMF Roaster!
Jan 31st

FAQ

Q: Who is Zelie and Why did you name your roasterie after her?

A: Zelie Beans Coffee takes its name from Zelie Martin. She and her husband, Louis, lived in a small village in France. Both

Louis and Zelie worked, he as a watch maker/repairman and she as a lace maker. They had 9 children, 4 of which would die in infancy or childhood. The 5 that lived into adulthood were all girls and they all entered into religious life. Zelie's lace making business did very well for her family that she was able to provide for the whole family. Though this did not mean her life was easy. She struggled with the deaths of her 4 children that died young. She also had trouble nursing her children. However, she persevered with faith and prayer.

Zelie Beans Coffee wishes to do much of the same as St. Zelie. Help provide for families that choose to do hard work and deserve to be paid well for the amazing product that they produce. Coffee is an AMAZING product. But, it is only as good as the people that are growing, tending, picking, shipping, roasting, and ultimately brewing it (whether that is in in a home or a coffee shop). It is important that these good men and women get paid well for their great work so that they may then provide for their families and in turn continue to produce great coffee. Because, ultimately that is what Zelie Beans Coffee is about, families and the joy that great coffee brings to the people who experience it.

With this in mind, Zelie Beans Coffee only sources beans from suppliers that provide fair and above fair prices for the unroasted beans. We also seek out those sources that continue to invest into women, their families, and their communities.

Q: How did you get into roasting?

A: I first fell in love with coffee at way too young of an age of 9 or 10 years old. Back then it was mostly cream and sugar, but there was still something about the coffee that drew me in. That led me to trying Mochas, Lattes, Cappuccinos, and finally single origin coffees. Kenyan AA was the first single origin coffee that I tried. I knew that coffee was always going to be a part of my life.

I ended up working at a local coffee shop while in high school. I continued to learn about coffee and where it came from, how it was processed, and how it was roasted. In that constant research I discovered that people were roasting coffee in their homes! I knew I needed to try that!

Q: Is your coffee Fair Trade?

A: Not officially, I plan and hope to begin direct trade with the producers and growers in the coffee producing countries. My hope is to work directly with smaller family owned farms and invest directly with their facilities and processes to aid them in producing a better product that ultimately commands a higher price.

Q: How did this all come to you?

A: A short question with a long answers!

I have loved coffee since I was probably 9 or 10 years old. I loved it so much so that I took the first chance I could to get a job high school as a barista at a local coffee shop. Everywhere I went I would search out the local coffee places. Live goes on though and fast forward 6 years, I am in seminary studying for the priesthood when I discover that it is possible to roast your own coffee beans at home.Excitedly, I purchase a small home coffee roaster (it looks like a little toaster oven with a rotating basket inside, if you are curious). And I was roasting my own coffee! It was amazing, plus I got to share the fruits of this hobby with my friends. I ended up leaving seminary and I had to put my coffee roaster in storage.It was after a couple years working as a youth minister that I met the woman that would become my wife; we got married and I pulled my roaster out of storage and started roasting again. My wife thought it was a funny hobby to have, yet she wasn't complaining about the product!

We have our first baby, Evelyn. She is great. Though, my wife struggled to nurse her at first and she struggled with needing to return to work. Many working mothers contend with the feeling of abandoning their children. It was at this time that she learned of the mother of St. Therese, Zelie Martin; she heard about a biography of her that was written by her daughter, Celine. She read that and immediately felt a connection with her. Zelie struggled with the fact that she couldn't nurse her daughter Therese and had to get her a wet-nurse. She owned her own lace making business and she struggled with her identity as a mother as well. I know that if it wasn't for her discovering Zelie Martin and having that connection with her, my wife would have had a much harder time coping with her difficulties as a new mother. So, when our second daughter came along it was natural for us to name her after such an inspiring woman. A little while later we found out we were expecting again. This was hard for us, because we were already struggling financially and needing to figure out how to pay all of our bills. Working as a youth minister still wasn't making a lot. And my wife was teaching. So, there wasn't a chance at any promotions or large increases in either of our salaries. So, we started to see how else we could make money. One night Victoria says, "Why don't you just start selling the coffee you roast?" I thought she was crazy! Not because I didn't believe the coffee was good, but because I knew it would've been impossible for us to get the money we need to get it started and make any actual money. But, because I am a dutiful husband, I told her I would look into it.

That next week I read so many articles and blog posts about people starting their roasting business this way or that way, but it always involved spending a few thousand dollars up front. I was about to give up on the idea but I figure I should at least talk to someone that was actually roasting coffee and get some ideas and feedback from them. There was a pretty new coffee shop near the church I was working at that roasted their own coffees. So, the next time I was in there and I saw the owner I started a conversation with him. I asked him about his process and how he started. I asked if he had any suggestions for me because I was thinking about starting a coffee roasting business. He asked me if I had a place to store the green coffee or if I had a place to roast. I told him that is what I am trying to figure out. The next thing is said was, "You could store your green coffee here and you could roast here too." I was flabergasted! I couldn't believe it. I said, "Really? Are you sure? You will let me use your equipment and store my green coffee here?" He nodded and said, "Yes."

That was it! I would be able to start roasting and selling coffee without spending thousands of dollars to get started!

Next was more research to understand as much as I could. I took a Specialty Coffee Association course on Roasting from Weihong (the owner of Blendin, the shop where I was going to be roasting). I researched where to get larger amounts of coffee. I researched more about starting a business and how I can sell the coffee. I also needed a name. One night while playing with our second daughter I called her by the pet name that I would call her from time to time, "Zelie Bean." I turned to my wife and I said, "That's it! The name of the Coffee Roasting Business will be Zelie Beans Coffee!" Her first response was, "What are you going to do when Evelyn asked about why she doesn't have a business named after her?" I told her that we could name a blend after her. And that it was the perfect name, because Zelie was a woman that owned a business that struggled with similar things.

The naming of the business Zelie Beans Coffee started to take on even more meaning as I continued to learn more about the plight of coffee growers and their families. I discovered that the average coffee growing family cannot live about the plight of coffee growers and their families. I discovered that the average coffee growing family cannot live off the income of the coffee farm and many times the father leaves to work somewhere else for a minimum wage job or worse. The children many times cannot go to school during the harvest season because of the remoteness of the farms and the parents are working from dawn to dusk and they cannot take them to school. The children that grow up end up wanting to leave the farm because they could get more money working a minimum wage job in the local city, even if they actually want to stay with their family at the farm. This leads to many of the children getting in difficult situations. All of this is happening because the families are not getting a fair price for the coffee that they are selling

Many times all they need is someone to help them see the value of their coffee and for them to not sell it to the coyotes (middle men that buy the coffee cherries from the farmers and then sell it to the processing facility and then the processing facility sells it to a exporter). Other times they may need help to improve the quality of the coffee. And by improving the quality they can improve the amount that they are getting paid for it. Sometimes it may be helping them in the processing of the coffees.

This is where Zelie Beans coffee saw an opportunity to not just roast great coffee but be a connection from the coffee drinker to the coffee producer! And since most coffee drinkers are part of a family, and Zelie was a mother of a family working to help her family, and I am a father working to help my family, Zelie Beans Coffee became, "Families helping families through Specialty Coffee."

The problem I started to see was many people that drink coffee everyday have no knowledge of this crisis for families all over the world. And if they know a little bit about it, they usually have no idea how to actually help or make any changes. Some people see labels saying fair trade or organic or this or that and they buy that coffee not really knowing how it is actually helping (if it is actually helping).

However, coffee has become such a natural part of our everyday lives that many people have started to take it for granted. We can get it so easily that the process of how it gets into our hands doesn't cross our minds often. So, why would the average coffee drinker know the arduous journey that coffee takes before it ends up in our home mugs? This has become the secondary mission of Zelie Beans Coffee, to connect the Coffee growers/producers with the coffee consumers. Because, business is simply a community of persons; and Zelie Beans Coffee is the community of persons that exist for "Families helping families through Specialty Coffee."

